N-SAR Item 77H: Change in Control of Registrant

Below are the persons presumed to control Registrant’s series because such person owns more than 25% of a series based on the records of the series.

As of January 31st 2015

Fund	Name of Person	Ownership % of Series

As of August 1st 2014

Fund	Name of Person	Ownership % of Series
Columbia Income Builder Fund	American Enterprise Investment Services	32.78%